# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: The Dixie Group, Inc., CIK 0000029332
CUSIP: 255519100
Title of class of securities: Common Stock, Par Value $3.00 Per Share
Address of issuer's principal executive offices: 475 Reed Road, Dalton, Georgia (GA), 30720
Date of event which requires filing of this statement: 05/26/2026
Filed by CIK 0000949130
Persons authorized to receive notices and communications: John F. Henry, Jr., Esq., 832 Georgia Avenue, Suite1200, Chattanooga, Tennessee (TN), 37402, 423-756-6600

## Reporting persons
- Daniel K Frierson (CIK 0000949130): type of reporting person: individual (IN); citizenship or place of organization: Tennessee (TN); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 1,099,915; shared voting power 94,879; sole dispositive power 1,005,036; shared dispositive power 94,879; aggregate amount beneficially owned 1,099,915 (7.3% of the class)
  Comment: This report is filed to acknowledge and to state that the parties to the former Shareholders Agreement dated November 6, 2015 and amended as of July 11, 2016, (and which has expired ) are no longer deemed to be a group for purposes of reporting their beneficial ownership of the Common Stock of the Dixie Group, Inc.
- Joan H. Frierson, individually in her capacity as trustee for named grandchildren: type of reporting person: individual (IN); citizenship or place of organization: Tennessee (TN); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 58,573; shared voting power 94,879; sole dispositive power 58,273; shared dispositive power 94,879; aggregate amount beneficially owned 153,152 (1% of the class)
- Emily F. Brown: type of reporting person: individual (IN); citizenship or place of organization: Tennessee (TN); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 33,177; shared voting power 0; sole dispositive power 33,177; shared dispositive power 0; aggregate amount beneficially owned 33,177 (0% of the class)
- D. Kennedy Frierson, Jr.: type of reporting person: individual (IN); citizenship or place of organization: Tennessee (TN); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 454,601; shared voting power 0; sole dispositive power 454,601; shared dispositive power 0; aggregate amount beneficially owned 454,601 (3.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $3.00 Per Share
Name of issuer: The Dixie Group, Inc.
Address of issuer's principal executive offices: 475 Reed Road, Dalton, Georgia (GA), 30720
Comment: Amendment No. 23

## Item 2. Identity and Background
Name of person filing: Daniel K Frierson
Residence or business address: 475 Reed Road, Dalton, GA 30720
Present principal occupation or employment: 475 Reed Road, Dalton, GA 30720
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable for purposes of this Amendment No. 23

## Item 4. Purpose of Transaction
Purpose of transaction: This report is filed to acknowledge and to state that the parties to the former Shareholders Agreement dated November 6, 2015 and amended as of July 11, 2016, (and which has expired ) are no longer deemed to be a group for purposes of reporting their beneficial ownership of the Common Stock of the Dixie Group, Inc.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, Mr. Frierson may be deemed to be the beneficial owner (pursuant to Rule 13d-3) of an aggregate of 1,099,915 shares of Common Stock constituting approximately 7.3% of the 14,075,583 shares of Common Stock deemed to be outstanding as of May 25, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: 1,099,915
Transactions in the class effected during the past sixty days: This report is filed to acknowledge and to state that the parties to the former Shareholders Agreement dated November 6, 2015 and amended as of July 11, 2016, (and which has expired ) are no longer deemed to be a group for purposes of reporting their beneficial ownership of the Common Stock of the Dixie Group, Inc.
Other persons with the right to receive dividends or sale proceeds:
Daniel K. Frierson - 1,099,915 - Aggregate
Joan Frierson - 153,152 - Aggregate
Emily Frierson Brown - 33,177 - Aggregate
D. Kennedy Frierson, Jr. - 454,601 - Aggregate
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
This report is filed to acknowledge and to state that the parties to the former Shareholders Agreement dated November 6, 2015 and amended as of July 11, 2016, (and which has expired ) are no longer deemed to be a group for purposes of reporting their beneficial ownership of the Common Stock of the Dixie Group, Inc.
On March 12, 2026 Daniel K. Frierson received 40,781 Long-Term Incentive shares (20,391 Common Stock and 20,390 Class B) and 25,000 Career Shares (12,500 Common Stock and 12,500 Class B).
On March 12, 2026 D. Kennedy Frierson, Jr. received 19,031 Long-Term Incenive shares (590 Common Stock and 18,441 Class B) and 26,250 Career Shares (814 Common Stock and 25,436 Class B).
On March 31, 2026 Daniel K. Frierson forfeited 16,172 Common stock shares to pay taxes on vesting shares.
On March 31, 2026 D. Kennedy Frierson, Jr. forfeited 5,515 Common stock shares to pay taxes on vesting shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A
Joint Filing Agreement Pursuant to Rule 13d-1(k)
The undersigned hereby agree that reports on Schedule 13D and amendments thereto may be filed in a single statement on behalf of each of such persons, and further each of such persons designates Daniel K. Frierson as their agent and Attorney in Fact for the purposes of executing any and all Schedule 13D filings required to be made by them with the Securities and Exchange Commission.

SHAREHOLDERS

/s/ Daniel K. Frierson
Daniel K. Frierson

/s/ D. Kennedy Frierson, Jr.
D. Kennedy Frierson, Jr.

/s/ Emily F. Brown Emily F. Brown

/s/ Joan H. Frierson
Joan H. Frierson, individually, and
In her capacity as Trustee for Crocker F. Barker; Alice Kennedy Brown; Frierson L. Brown; Bennett P. Brown; Madeleine C. Frierson; and Parker E. Frierson

## Signatures
- Daniel K Frierson: Daniel K Frierson, Daniel K Frierson (05/26/2026)
- Joan H. Frierson, individually in her capacity as trustee for named grandchildren: Daniel K Frierson, Daniel K. Frierson (05/26/2026)
- Emily F. Brown: Daniel K Frierson, Daniel K Frierson (05/26/2026)
- D. Kennedy Frierson, Jr.: D. Kennedy Frierson, D. Kennedy Frierson (05/26/2026)